Exhibit 99.1

TGE, Subsidiary of AMTD Digital, Announces Successful Pricing of First SPAC Listing

Dec 19, 2025, 09:28 ET

PARIS and NEW YORK and LONDON, Dec. 19, 2025 /PRNewswire/ -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (NYSE: AMTD; SGX: HKB), AMTD Digital Inc. (NYSE: HKD) and The Generation Essentials Group (“TGE”, NYSE: TGE; LSE: TGE), a subsidiary of AMTD Digital Inc., announce jointly that TGE has successfully listed the first SPAC it sponsors, TGE Value Creative Solutions Corp (“TGE Value Creative Solutions”), on the New York Stock Exchange (the “NYSE”).

TGE Value Creative Solutions priced its initial public offering of 15 million units at $10.00 per unit. Its units will be listed on the NYSE and will begin trading on December 19, 2025 under the ticker symbol “BEBE U.”

Each unit consists of one Class A ordinary share and one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to certain adjustments.

Once the securities constituting the units begin separate trading, the Class A ordinary shares and warrants are expected to be listed on NYSE under the symbols “BEBE” and “BEBE WS,” respectively.

The listing of TGE Value Creative Solutions has achieved remarkable success, with the order book being oversubscribed and filled up by reputable investors.

TGE Value Creative Solutions may pursue an acquisition or a business combination with a target in any business or industry but is primarily focused on identifying and acquiring businesses within the media, digital media, entertainment, high fashion, lifestyle, culture, and gaming sectors, which are in line with TGE’s core business.

In July 2025, TGE announced its intention to pursue business expansion and acquisition strategy focused on strategically adjacent sectors. As part of this initiative, TGE plans to sponsor and list a series of special purpose acquisition companies (SPACs), which may then conduct various “de-SPAC” business combinations with potential acquisition targets. These “de-SPAC” transactions are expected to provide TGE with opportunities to extend its platform, fostering accelerated growth in areas that complement its core competencies. This strategy is designed to create synergies that will enhance overall value for shareholders in an accretive manner. The successful New York Stock Exchange listing of TGE Value Creative Solutions marks the first step of this strategy in action.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: tge@amtd.world